

December 23, 2014

Via Facsimile
Mr. Murray G. Smith
Chief Financial Officer
Jewett-Cameron Trading Company Ltd.
32275 NW Hillcrest
North Plains, OR 97133

> **Re:** **Jewett-Cameron Trading Company Ltd.**
> **Form 10-K for Fiscal Year Ended August 31, 2014**
> **Filed October 29, 2014**
> **File No. 0-19954**

Dear Mr. Smith:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended August 31, 2014

Item 5. Market For Registrant's Common Equity . . ., page 10

Purchases of equity securities by the issuer and affiliated purchasers, page 12

1.   In future filings please include a table that shows the repurchases of your equity securities by Jewett-Cameron Trading Company Ltd., and ensure that you report these repurchases on a timely basis. See Item 703(a) and (b) of Regulation S-K. In this regard, please note that this disclosure is required on a monthly basis in each of the first three quarters of your fiscal year by Item 2(c) of Part II of Form 10-Q, and for the fourth quarter by Item 5(c) of Part II of Form 10-K. In some periods, such as your quarters ended February 28,

2014 and May 31, 2014, you appear to have had some share repurchases but these are only reflected in your Form 10-K.

Item 10. Directors, Executive Officers and Corporate Governance, page 40

Business Experience, page 40

2.   In future filings please include in your disclosure regarding each director and executive officer a description of the specific skills and experiences that led to such individual being named a director and/or executive officer, as applicable. Please see Item 401(e) of Regulation S-K.

Executive Compensation, page 43

3.   We note that Mr. Nasser received $50,000 in each of 2012 through 2014 which you characterize as bonus in the Summary Compensation Table. However, in the table you present in your proxy statement for your annual meeting held on January 10, 2014, you characterize the $50,000 paid in 2011 through 2013 as non-equity incentive plan compensation. Please tell us supplementally whether you believe these amounts are actually bonus, or whether they are paid pursuant to a non-equity incentive plan, and ensure that you characterize these amounts appropriately in future filings. Note that if the amounts are paid pursuant to a plan, you should disclose the material terms of any award made, including a general description of the formula or criteria used in determining the amount payable. Please see Item 402(o)(5) of Regulation S-K.

Item 15. Exhibits, Financial Statement Schedules, page 47

(B) Exhibits, page 47

4.   In future filings please provide an exhibit number and date of filing from which you incorporate exhibits by reference so that investors can easily locate the relevant exhibit.

Closing Comments

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Frank Pigott at (202) 551-3570, if you have questions regarding these comments. Please contact me at (202) 551-3768 with any other questions.

Sincerely,

/s/ W. John Cash

W. John Cash
Branch Chief